Exhibit 99.1

Stockholders approve stock option exchange

Story Highlights

•	Stockholders approve employee stock option exchange program.
•	Planning is under way for implementation in Q4.
•	You don’t need to take any action at this time.

Employee stock option exchange is a “go”

Planning for implementation is under way

May 20, 2009

Employee Communications

Good news: Intel has approval to offer you the opportunity to exchange your eligible stock options. At today’s annual Stockholders’ Meeting, Intel stockholders voted to approve the employee stock option exchange program. This is a win-win situation for employees and stockholders. You will have the opportunity to exchange some of your current stock options that have a high grant price for fewer new stock options that have a lower grant price—and the cost of the exchange will be neutral for Intel.

Intel’s investment in you

When CEO Paul Otellini announced the employee stock option exchange program on March 23, he told employees, “For Intel to win and emerge from this economic crisis in a stronger position, we must not only continue our investments in technology and products, but also invest in our people. I believe it is very important that you share in the long-term success of the company that you commit yourselves to every day.” As an employee-owner of Intel stock, you contribute to and share in Intel’s success as the stock price increases. The employee stock option exchange program provides a way for Intel to help you get some value from your underwater stock options.

Planning for implementation is under way

The details of the employee stock option exchange program are currently being developed. There’s no action you need to take at this time. You will get all of the information you need, with plenty of time to understand how the exchange will work, so you can make an informed decision about whether to participate.

General program overview

Although not all of the details are available yet, here’s a general overview of how the option exchange will work as announced on March 23:

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Participation – In countries where tax and legal requirements allow, virtually all active employees who hold eligible underwater stock options will be able to participate. Your participation is voluntary.

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Eligibility – You will be able to exchange underwater stock options that were granted more than a year before the exchange window opens, and that have a grant price that is above the 52-week high stock price.

•	Timing – The exchange window is currently planned for sometime in Q4. This timing will allow for the exchange of as many underwater stock options as possible.

Stay tuned and watch for more information coming your way soon.

STOCK OPTION TERMS

•	Grant price: the grant price is also called the “strike” price. This is the price at which you can buy Intel stock once your options have vested.
•	Underwater stock options: options that have a grant price that is higher than the current stock price.

Important legal information

The employee stock option exchange program has not commenced. Intel will file a Tender Offer Statement with the Securities and Exchange Commission (SEC) upon the commencement of the employee stock option exchange program. Intel stock option holders should read this document before participating in the program, as it will contain important information. Intel stock option holders will be able to obtain the written materials described above, and other documents filed with the SEC, free of charge from the SEC’s website at www.sec.gov. In addition, stock option holders may obtain free copies of the documents filed by Intel with the SEC by directing a written request to: Intel Corporation, 2200 Mission College Boulevard, Santa Clara, California, 95054-1549, Attention: Investor Relations.